Exhibit 99.1

News Release	For Immediate Release

PNI Digital Media Reports Fiscal Second Quarter 2012 Financial Results

VANCOUVER, BC – May 10th, 2012 - PNI Digital Media (TSX: PN; OTCBB: PNDMF), (“PNI”), the leading innovator in digital media solutions for retailers, reported financial results for the second quarter of fiscal 2012 ended March 31st, 2012.

Fiscal Q2 2012 Financial Highlights

  Revenue was $5.0 million compared to $5.0 million in the same quarter last year

  Transactional revenue was $3.6 million, an increase of 6% compared to Q2 FY11. Transactional revenue comprised 73% of total revenue for the quarter

  Generated an IFRS loss before income taxes of $0.9 million for the quarter, an improvement compared to a loss of $1.1 million in the quarter last year

  Non-IFRS adjusted EBITDA1 loss of $39,000, an improvement compared to a loss of $123,000 in fiscal Q2 2011

  Processed 3.8 million transactions over the PNI Digital Media Platform, an improvement of 4% from the same quarter last year

  Strong balance sheet with $5.8 million in cash and no debt

Fiscal Q2 2012 Operational Highlights & Recent Events

  Launched all-new iPhone app for Tesco Photo, helping to increase transactions for the quarter

  Successfully launched Folded Words (www.foldedwords.com), taking orders for stationery and invitations

  Successfully launched an all-new update to the award-winning PNI Connected Kiosk™ software for retail photo kiosks

  Strengthened the company’s management team with the addition of Zack Wickes as VP Technology

“Our second quarter saw record transactions for our seasonally-weakest quarter,” said Kyle Hall, Chief Executive

Officer of PNI Digital Media. “We saw a solid performance in our core photo business while we continued our push into our new business lines.”

Conference Call
The company will host a conference call Thursday, May 10th at 4:30 p.m. ET (1:30 p.m. PT) to discuss these financial results. PNI Digital Media's CEO Kyle Hall, and CFO, Simon Bodymore, will host the presentation, followed by a question and answer period.

Dial-In Number: 1-888-241-0394
International: 1-647-427-3413
Conference ID#: 75283626

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

PNI Digital Media will also provide a live webcast and slide presentation, which will be available on the company's website at www.pnimedia.com/webcast. An archived replay of the webcast will be available on the company’s website for 45 days following the live event.

News Release	For Immediate Release

Consolidated Statements of Income and Comprehensive Income

	Three Months Ended		Six Months Ended
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011

Revenue	$5,005,226	$5,031,263	$11,955,602	$12,765,068
Cost of sales	2,270,679	2,229,508	4,862,248	4,884,033
Gross Profit	2,734,547	2,801,755	7,093,354	7,881,035

Expenses
Software development	2,272,113	2,410,604	4,436,290	4,716,458
General and administration	973,687	1,092,311	2,066,716	2,192,620
Sales and marketing	255,921	274,237	426,875	598,082

	3,501,721	3,777,152	6,929,881	7,507,160

(Loss) profit from operations	(767,174)	(975,397)	163,473	373,875

Foreign exchange (loss) gain	(154,724)	(162,529)	(49,438)	7,910
Finance income	369	-	928	48
Finance costs	-	(15)	-	(5,551)

	(154,355)	(162,544)	(48,510)	2,407

(Loss) profit before income tax	(921,529)	(1,137,941)	114,963	376,282

Current income tax recovery (expense)	-	-	-	-
Deferred income tax recovery (expense)	560,818	255,184	564,549	(279,349)
Income tax recovery (expense)	560,818	255,184	564,549	(279,349)

(Loss) profit for the period	(360,711)	(882,757)	679,512	96,933

Other comprehensive gain (loss):

Cumulative translation adjustment
	144,610	62,942	(142,448)	(393,695)

Total comprehensive (loss) income for the period	$(216,101)	$(819,815)	$537,064	$(296,762)

(Loss) earnings per share
Basic	$(0.01)	$(0.03)	$0.02	$0.00
Fully diluted	$(0.01)	$(0.03)	$0.02	$0.00

News Release	For Immediate Release

Consolidated Statements of Financial Position

	March 31, 2012	September 30, 2011	October 1, 2010

Assets

Current assets
Cash and cash equivalents	$5,794,912	$3,936,176	$4.690,355
Accounts receivable	4,443,280	4,535,912	5,302,865
Prepaid expenses and other current assets	469,297	460,140	541,026

	10,707,489	8,932,228	10,534,246

Property and equipment	4,880,256	5,140,150	5,230,829
Deferred income tax asset	7,606,322	7,065,857	5,861,504
Intangible assets	1,001,448	680,437	1,115,794
Goodwill	647,219	654,222	658,904

	$24,842,734	$22,472,894	$23,401,277

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$4,379,176	$3,284,311	$5,471,878
Current portion of deferred revenue	374,991	250,323	613,081
Current portion of finance lease obligations	-	-	107,964

	4,754,167	3,534,634	6,192,923

Deferred revenue	502,572	33,898	78,876
	5,256,739	3,568,532	6,271,799
Shareholders’ Equity
Share capital	$66,817,451	$66,420,572	$66,307,826
Contributed surplus	19,270,110	19,522,420	18,933,619
	86,087,561	85,942,992	85,241,445

Deficit	(66,332,855)	(67,012,367)	(68,111,967)

Accumulated other comprehensive loss	(168,711)	(26,263)	-

	(66,501,566)	(67,038,630)	(68,111,967)

	19,585,995	18,904,362	17,129,478

	$24,842,734	$22,472,894	$23,401,277

News Release	For Immediate Release

Non-IFRS Financial Measures
	Three Months Ended
	March 31, 2012	March 31, 2011

Net loss in accordance with IFRS	$(360,711)	$(882,757)

Amortization of property and equipment	417,678	501,683
Amortization of intangible assets	268,467	191,170
Interest expense	-	15
Income taxes	(560,818)	(255,184)
Stock based compensation expense	65,492	217,287
Unrealized foreign exchange loss	130,659	104,980

Adjusted EBITDA	$(39,233)	$(122,806)

	Six Months Ended
	March 31, 2012	March 31, 2011

Net profit in accordance with IFRS	$679,512	$96,933

Amortization of property and equipment	822,453	997,058
Amortization of intangible assets	533,798	385,174
Interest expense	-	5,551
Income taxes	(564,549)	279,349
Stock based compensation expense	144,761	546,921

Unrealized foreign exchange loss (gain)	34,987	(90,908)

Adjusted EBITDA	$1,650,962	$2,220,078

Notes:

1 - Non-IFRS Measures

The Company continues to provide all information required in accordance with IFRS, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only IFRS financial measures. Accordingly, the Company uses non-IFRS financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. The primary non-IFRS financial measures utilized by the Company include adjusted EBITDA. Adjusted EBITDA is non-IFRS financial measure which the Company defines as net profit plus amortization, interest expense, tax expense, share-based compensation expense and unrealized foreign exchange loss (gain).

To supplement the Company's financial statements presented on an IFRS basis, we believe that these non-IFRS measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-IFRS measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional

News Release	For Immediate Release

information is not meant to be considered in isolation or as a substitute for or superior to net (loss) earnings or net (loss) earnings per share determined in accordance with IFRS.

Currency:
All amounts are expressed in Canadian dollars. This notice is qualified in its entirety by reference to the Company’s financial statements and accompanying Management Discussion and Analysis, which are accessible on the SEC’S website at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.

About PNI Digital Media- Founded in 1995, PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

For Financial Information, Contact:
Simon Bodymore, CFO
(604) 893-8955 ext.229

For Investor Relations and Press, Contact:
Simon Cairns
(866) 544-4881
ir@pnimedia.com
Twitter: @pni_media

Michael Koehler or Matt Glover
Liolios Group, Inc.
949-574-3860
pni@liolios.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.